Exhibit 99.2

Bilibili Announces Equity Investment in Huanxi Media

SHANGHAI, August 31, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI), a leading online entertainment platform for young generations in China, today announced that it has entered into a definitive subscription agreement (the “Subscription Agreement”) with Huanxi Media Group Limited (“Huanxi Media”) (HKEX: 1003), a company principally engaged in media- and entertainment-related businesses, including development of and investment in films and TV drama series, as well as operation of a streaming platform.

Pursuant to the Subscription Agreement, Bilibili will subscribe for 346,626,954 newly issued ordinary shares of Huanxi Media (the “Subscription Shares”) at the subscription price of HK$1.48 (equivalent to approximately US$0.191 (the “Subscription Price”) per Subscription Shares for an aggregate consideration of approximately HK$513,007,892 (equivalent to approximately US$66,192,859). The Subscription Price was arrived at after arm’s length negotiations between the Company and Huanxi Media with reference to the recent trading price and trading volume of the shares of Huanxi Media traded on the Main Board of the Stock Exchange of Hong Kong (the “Hong Kong Stock Exchange”). The closing of this transaction is conditional upon the following conditions being fulfilled: (a) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Subscription Shares; and (b) the Business Cooperation Agreement (as defined below) coming into effect. Upon completion of this transaction, the Company will beneficially own approximately 9.90% of the total enlarged share capital of Huanxi Media.

Simultaneous with the execution of the Subscription Agreement, two wholly-owned subsidiaries of the Company also entered into a five-year business cooperation agreement with a wholly-owned operating subsidiary of Huanxi Media (the “Business Cooperation Agreement”), which will become effective prior to the completion of the subscription of the Subscription Shares. The Company and Huanxi Media will pursue collaboration opportunities in online entertainment for the Chinese market, including films and TV drama series, and developing derivative intellectual property rights of the films and other TV programs owned by Huanxi Media.

Pursuant to the Business Cooperation Agreement, Bilibili will gain exclusive online broadcasting rights other than Huanxi’s own online platform to existing and upcoming releases of Haunxi Media-owned films and TV drama series, including the highly anticipated releases of LEAP (Duo Guan) and Run for Young (Feng Quan Shao Nian De Tian Kong). Bilibili will also be granted first right of refusal to any new films and TV drama series developed under Huanxi Media’s expansive portfolio of broadcasting contracts with a number of China’s leading directors.

Ms. Carly Lee, Vice Chairwoman of the Board and Chief Operation Officer of Bilibili, said, “We are actively broadening and diversifying our content to appeal to a wider audience. The key investments we are making now support our future growth, and build on the early momentum we achieved in the first half of the year. We believe Huanxi’s library of high-quality content, as well as their relationships with China’s top directors, align with our strategy to continuously bring in rich new content, and open new opportunities to drive more and diverse demographics to our industry-leading entertainment platform.”

Mr. Steven Xiang, CEO of Huanxi Media, said, “This strategic partnership will bring significant benefits to both companies. We will integrate our resources to provide our audiences with an increasing number of high-quality content.”

About Bilibili Inc.

Bilibili represents an iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

About Huanxi Media

Huanxi Media is a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (stock code: 1003) and principally engaged in media and entertainment related businesses, including development and investment in films and TV drama series, as well as operation of a streaming platform.

For more information, please visit: https://www.huanximedia.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Bilibili’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Bilibili undertakes no duty to update such information, except as required under applicable law.

Exchange Rate

This announcement contains translations of certain Hong Kong dollars (“HKD”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HKD to USD were made at the rate of HKD7.7502 to US$1.00, the noon buying rate in effect on August 21, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HKD or USD amounts referred to could be converted into USD or HKD, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

For Bilibili in China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

For Bilibili in the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel:  +1-212-481-2050

E-mail: bilibili@tpg-ir.com